

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2014

<u>Via E-mail</u>
Mr. John Worth
Chief Financial Officer
Aspen Insurance Holding Limited
141 Front Street
Hamilton, Bermuda
HM 19

> **Re:     Aspen Insurance Holding Limited**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-31909**

Dear Mr. Worth:

        We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Andrew Mew

                                                Andrew Mew
                                                Accounting Branch Chief